Exhibit (a)(1)(iv)

Form of Letter from the Fund to Stockholders

in Connection with the Fund’s Acceptance of Shares

GOLDMAN SACHS PRIVATE CREDIT CORP.

c/o SS&C Technologies, Inc.

P.O. Box 219743

Kansas City, MO 64121

Dear Stockholder:

This letter serves to inform you that Goldman Sachs Private Credit Corp. (the “Fund”) has received and accepted for purchase your tender of shares of common stock, par value $0.001 per share (the “Shares”), of the Fund.

In accordance with the terms of the tender offer, the Fund will effect payment for your properly tendered and accepted Shares in cash promptly after the determination of the net asset value per Share as of September 30, 2025 is finalized (less the 2.0% “early repurchase deduction” (if applicable)), which payment of redemption proceeds in cash will occur no later than 65 days after the expiration date of the Fund’s offer to purchase the Shares. In addition, in the event that the amount of Shares properly tendered by all stockholders exceeds the repurchase offer amount, the Fund will repurchase such tendered Shares on a pro rata basis.

If you have any questions, please contact your financial advisor or other financial intermediary or representative.

Sincerely,

Goldman Sachs Private Credit Corp.